

November 7, 2012

<u>Via E-mail</u>
Ms. Shaza L. Andersen
Chief Executive Officer
WashingtonFirst Bankshares, Inc.
11921 Freedom Drive
Suite 250
Reston, Virginia 20190

> **Re:**          **WashingtonFirst Bankshares, Inc.**
> **Amendment Number Two to Registration Statement on Form S-4**
> **Filed November 5, 2012**
> **File No. 333- 183255**

Dear Ms. Andersen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. As we discussed, please provide a "Recent Developments" section. Alternatively, please represent in your response letter the following information:
   - whether financial statements for the third quarter for either company are available; and
   - whether the respective Board or executive officers are aware of any material changes in the financial condition or results of operations of either company.

2. We note your disclosure that the dilutive effect of the merger on your earnings per share which would lower E.P.S. to from $0.67 to $0.57. Please revise the pro

forma information on pages 29-30, 92, 95, and 103 and any other ancillary portions of the document that have been impacted to reflect not just the dilutive effects of the merger, but also the dilutive effects of the related required capital raising transactions which would lower E.P.S. to from $0.67 to less than $0.40. For example, this would include the preface to your pro forma financials on page 92. Please revise the pro forma income statement accordingly.

Cover Page

3. Please revise the sixth paragraph to disclose that the FDIC has not yet approved the merger and as a condition for approval may impose additional requirements on you including raising more capital. Please revise the eighth paragraph to disclose that you are an Emerging Growth Company as defined by Section 101(a)(19)(C) of the Jumpstart Our Business Startups Act.

4. We note your response to comment 7. Please delete or revise your claim in the second sentence of the first paragraph and elsewhere that "the combined company will be able to create substantially more shareholder value…" Please take into account the following:
   - your earnings per share immediately after the merger will drop from $0.67 to less than $0.40;
   - your cost savings from the merger will only be $1.4 million; and
   - Alliance has already reduced personal expenses such that you do not anticipate further cost savings.

The Merger, page 15

5. We note your response to comments 2 and 6. Please clarify whether the Federal Reserve Bank has required you to raise the $23.3 million in additional capital as a condition to their approving the merger and terminating the MOU. We note your statement in the first paragraph on page 15 that Alliance would need $7.5 to $10 million in new capital to comply with capital requirements. Explain why you are being required to raise substantially more than that range. State that the FDIC has not approved the merger and update the status of any further requirements by the FDIC for you to raise additional capital as a condition of their approval of the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc D. Thomas at (202) 551-3452 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3375 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director